Mail Stop 6010

February 5, 2007

Thomas J. Smach
Chief Financial Officer
Flextronics International Ltd.
2 Changi South Lane
Singapore 486123
Singapore

> **Re:** **Flextronics International Ltd.**
> **Form 10-K for the Fiscal Year Ended March 31, 2006**
> **Filed May 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2006**
> **Form 8-K filed January 30, 2007**
> **File No. 000-23354**

Dear Mr. Smach:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2006

Note 6. Trade Receivables Securitization, page 67

1.   We see that you sell a designated pool of receivables to a third-party qualified
        special purpose entity and to third-party banking institutions with certain recourse
        obligations. We also note these accounts receivable balances are then recorded as
        sold and removed from the consolidated balance sheets. Please tell us how your
        accounting and presentation of these transactions complies with SFAS 140 or
        other applicable generally accepted accounting principles. Please specifically
        address how you determined the transfer of the receivables to both the third-party
        qualified special purpose entity and to the third-party banking institutions met the
        sales criteria of paragraph 9 of SFAS 140.

Note 10. Restructuring Activities, page 73

2.   We note on page 73 that you have undergone a series of restructuring activities in
        each of your last three fiscal years related to the "closure of various
        manufacturing facilities". We also see that you have presented the disclosures of
        the restructuring activities aggregated for each fiscal year. Paragraph 20 of SFAS
        146 requires the separate disclosure of each exit or disposal activity, beginning in
        the period in which it is initiated, until the activity is completed. Please clarify for
        us whether each fiscal year is considered a separate exit or disposal activity in
        accordance with SFAS 146 or if multiple activities are aggregated into the
        disclosure for each fiscal year. Please also clarify this fact in future filing.
        Furthermore, please also provide additional specific disclosure of the details of
        each plan, including reference to the actual manufacturing locations included in
        each plan.

3.   SAB Topic 5 (P) requires a detailed discussion of significant restructuring charges
        be provided in Management's Discussion and Analysis. While we note your
        Management's Discussion and Analysis describes certain aspects of your
        restructuring efforts, we believe that the following additional disclosures in future
        filings would be useful to investors for each separately initiated plan:

        ·   Include detailed disclosures regarding the expected effects of your
             restructuring plan on future earnings and cash flows.
        ·   Actual savings achieved in later periods should be quantified and described.
        ·   Significant variances between anticipated and actual savings should be
             disclosed and the reasons for (and anticipated impact of) these variances
             discussed.

Note 13. Business and Asset Acquisitions and Divestitures, page 80

4.   We note that in various instances in this note, you attribute the fair value of
         acquired assets and liabilities to "third-party valuations". Please note that if you
         elect to continue to reference the independent and third-party appraisals in your
         Form 10-K and Form 10-Q, you should revise future filings to name the
         independent valuation expert on all pages in the filing where they are referenced
         in support of fair value measurement conclusions. Also, note the appraisers
         should be disclosed in the Experts section of any registration statements filed that
         include your financial statements and you should include their consent as an
         exhibit thereto.

5.   During fiscal 2006, you completed a series of acquisitions that were individually
         not significant to your operations. When a series of immaterial business
         combinations are completed during a fiscal period, paragraph 53 of SFAS 141
         requires the disclosure of the number of entities acquired, a brief description of
         those entities, the aggregate cost of the acquired entities including amounts paid
         in equity interests, and the aggregate amount of goodwill or intangible assets
         acquired if significant to the purchase price. Please revise future disclosure of
         insignificant acquisitions to comply.

Note 16. Discontinued Operations, page 85

6.   We see that on April 16, 2006 you entered into a definitive agreement to sell your
         Software Development and Solutions business to an affiliate of Kohlberg Kravis
         Roberts & Co. for $600 million in cash consideration and a $250 million face
         value note. Please tell us how you believe your accounting and presentation of
         the sale complied with SFAS 144. We are especially interested in why you
         believe the required timing of your accounting for the sale was appropriate given
         the transaction occurred in April 2006 which is in your fiscal 2007 first quarter.
         Revise future filings as necessary to address our concerns.

Form 10-Q for the Quarter Ended September 30, 2006

Note B – Summary of Accounting Policies, page 7

7.   We see you disclose herein that your first and second fiscal quarters end on the
         Friday closest to the last day of each respective calendar quarter. We also see
         your second quarter of fiscal 2007 includes the period July 1, 2006 through and
         including September 29, 2006, and is presented as of the three and six months
         ended September 30, 2006.

         ·   Tell us why management believes such presentation is appropriate.
         ·   Please have your auditors explain why they believe that the review report on
             the consolidated balance sheet dated September 30, 2006 and income

statements and cash flows for the period ended September 30, 2006, although the actual period apparently ended on September 29, 2006, is appropriate and complies with PCAOB standards.

Revise future filings to include financial statements as of and for the periods ended on your *actual* fiscal quarter or year end date.

Form 8-K filed January 30, 2007

8.   We note that you present your non-GAAP measures and reconciliations in the form of adjusted statements of operations. This format may be confusing to investors as it also reflects several non-GAAP measures, including (and not necessarily limited to) non-GAAP cost of sales, non-GAAP restructuring and other charges, non-GAAP gross profit, non-GAAP SG&A, non-GAAP operating income, non-GAAP intangible amortization, non-GAAP interest and other expense net, non-GAAP loss on divestitures of operations, non-GAAP income(loss) before income taxes, non-GAAP provision for (benefit from) income taxes, non-GAAP income (loss) from continuing operations, non-GAAP income from discontinued operations (net of tax), non-GAAP net income, non-GAAP basic net income per share and non-GAAP diluted net income per share which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for **each** non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

·   To eliminate investor confusion, please remove the adjusted statements of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.
·   Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

9.   While there is no *per se* prohibition against removing a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances. However, if there is a

past pattern of the charges, no articulated demonstration that such charges will not continue and no other unusual reason that a company can substantiate to identify the special nature of the charge, it would be difficult for a company to meet the burden of disclosing why such a non-GAAP financial measure is useful to investors. In such circumstances, Item 10(e) of Regulation S-K would not permit the use of the non-GAAP financial measure. In addition, inclusion of such a measure may be misleading absent the following disclosure, which should be specific to each measure and not a broad overall, vague disclosure:

- the substantive reasons why management believes the non-GAAP measure provides useful information to investors;
- the specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use the measure; and
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Refer to Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please revise future filings as necessary to address our concerns.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant